

January 13, 2012

Via E-mail
Mark K. Knoy
Chief Executive Officer
ACL I Corporation
1701 East Market Street
Jeffersonville, IN 47130

> **Re:** **ACL I Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 22, 2011**
> **File No. 333-178345**

Dear Mr. Knoy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. *See* Rule 14d-1(g)(3).

2. We note that you include financial statements of ACL I, the successor and registrant, in accordance with Rules 3-01 and 3-02 of Regulation S-X. We also note that you include the financial statements of Commercial Barge Line Company ("CBL"), a subsidiary and predecessor. However, only the financial statements of CBL that represent predecessor financial statements of the registrant should be included in the filing. Accordingly, please remove the post-acquisition financial statements of CBL.

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Prospectus Cover Page

5. Please revise to state whether any national securities exchange or the Nasdaq Stock Market lists the securities offered, naming the particular market, and identifying the trading symbol for these securities. Refer to Item 501(b)(4) of Regulation S-K.

Industry and Market Data, page iii

6. Please revise the first sentence to clarify that you believe the information is accurate by replacing the passive voice of "is believed."

Prospectus Summary, page 1

7. Please revise the first sentence to remove the sense that the summary is not complete. It is a complete summary.

Our company, page 1

8. On page 22, you indicate that you evaluate performance based on segment earnings, which is defined as operating income. However, your discussion in this section and your discussion of segments mostly focuses on Adjusted EBITDAR. In this regard, please tell us how your current presentation of Adjusted EBITDAR complies with the Regulation S-K, Item (10)(e) requirement that prohibits presenting a non-GAAP measures with equal or greater prominence to the most directly comparable GAAP measure. Specifically, please tell us why Adjusted EBITDAR should be presented without regard to the most directly comparable GAAP measure or segment operating income and several other operating measures, provided within MD&A, which management uses to evaluate performance.

9. Revise to include the net income for all periods where you discuss consolidate revenue.

10. We do not understand the point of the last sentence if the things appraised are not securing this debt, and we are not sure of the relation of the net forced liquidation value is to this debt. Please revise for clarity.

Competitive Strengths, page 4

11. In light of the nine months' losses, please revise the phrase "Proven Ability to Manage Cash Flow."

Risk Factors, page 19

12. We note your disclosure that the "risks described below are not the only risks [you] face."
All material risks should be discussed in this section. Please revise this paragraph to clarify
that you have discussed all known material risks.

13. Please add a risk factor concerning the risk that you are currently not meeting the ratio of
earnings to fixed charges, disclosing the amount of deficiency, and that this pattern might
continue. See page 51.

14. Please revise the first new risk factor on page 29 to disclose the percentage distributed to
equity holders in the heading.

15. Refer to the first risk factor on page 24. Please revise or explain to us the number $7.5 in the
last paragraph.

Expiration Date; Extensions; Amendments, page 35

16. You reserve the right "to delay the acceptance of any outstanding notes." Clarify in what
circumstances you will delay acceptance and confirm that any such delay will be consistent
with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only
due to an extension of the exchange offer, so state.

17. Please revise to state that a press release announcing any extension, amendment or
termination of the exchange offer will disclose the number of securities tendered as of the
date of such notice.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations,
page 38

18. You combine predecessor and successor periods during your discussion and analysis of
operating results. However, due to the change in basis arising from the application of
purchase accounting, the successor financial statements and ongoing operations are not
comparable with prior period financial statements and operations of the predecessor. In this
regard, we believe it would be inappropriate to merely combine and discuss the predecessor
and successor periods without reflecting all relevant pro forma adjustments required by
Article 11 of Regulation S-X.

Use of Proceeds, page 43

19. Please add a second paragraph disclosing the uses of the original notes which are now being
exchanged.

Unaudited Pro-Forma Financial Information, page 45

20. We note that on February 15, 2011, you completed a private placement of $250 million in aggregate principal amount of 10.625% /11.375% Senior PIK Toggle Notes due 2016. We also note you include a pro-forma adjustment for this transaction to present interest expense for the entire year ended December 31, 2010. However, your most recent historical statement of operations for the quarter ended September 30, 2011 does not include a full nine months of interest for such notes. In this regard, please revise your filing to provide a pro forma consolidated statement of operations for the latest interim period that includes a pro forma adjustment for the Toggle Notes assuming the transaction occurred at the beginning of 2011.

Notes to the Unaudited Pro-Forma Condensed Consolidated Income Statement, page 48

21. While you provide an explanation for the pro forma adjustments recorded, please expand your notes to include the underlying calculation for such adjustments. For example, you should disclose the increase in the fair value of your property and equipment, by asset type, resulting from the Acquisition along with any changes to the associated lives of such assets. In addition, please provide the calculation for the tax benefits associated with each adjustment.

22. Based on your risk factor disclosures on page 23, the exchange notes will be treated as issues with original issue discount for U.S. federal income tax purposes. In light of the fact that the offering includes the payment-in-kind interest payment of $14,218,750, please tell us whether or not you recorded a pro-forma adjustments for the treatment of the exchange notes as issues with original issue discount for U.S. federal income tax purposes.

23. Please provide us with significant support for your conclusion that the pro forma adjustments related to restructuring charges, equity based compensation, public company costs and compensation cost savings are appropriate. In this regard, while you indicate that such costs are non-continuing expenses, please clarify how these adjustments comply with Rule 11-02 of Regulation S-X. In addition, please note that Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees).

Selected Historical Consolidated Financial Data, page 49

24. In light of the fact that EBITDAR and Adjusted EBITDAR exclude significant cash expenses related to your ongoing operations, please revise to disclose the reasons why you believe the presentation of these two non-GAAP measures provides useful information to investors regarding your financial condition and results of operations. Also, on page 22, you indicate that you evaluate performance based on segment earnings, which is defined as operating income. In this regard, also revise to provide a statement disclosing the additional purposes, if any, for which EBITDAR is used in managing your operations.

Contractual Obligations, page 78

25. We note that, on February 15, 2011, you completed a private placement of $250 million in aggregate principal amount of 10.625% /11.375% Senior PIK Toggle Notes due 2016. While tabular disclosure of contractual obligations is only required annually, it appears the issuance of the Toggle Notes represents a material change to the information contained in the table and therefore should be discussed in the narrative to this table.

26. On page 75, you indicate that your funding requirements include capital expenditures (including new barge purchases), vessel and barge fleet maintenance, interest payments and other working capital requirements. You also indicate that your cash operating costs consist primarily of purchased services. In this regard, please verify that you do not have any purchase obligations to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, at December 31, 2010.

Manufacturing Segment, page 81

27. Please provide support for your belief that "Jeffboat operates the largest inland single-site shipyard and repair facility in the United States."

Seasonality, page 90

28. Please disclose the source of data for the chart appearing on page 91. If the source of this data is not generally publicly available for a low or nominal subscription fee, provide a consent.

Principal Stockholders, page 118

29. Please revise this section to include all of the information required by Item 403 of Regulation S-K.

Ranking, page 124

30. Please revise to clarify what Opco and Opco Notes are when you first refer to them.

Material United States Federal Income Tax Considerations, page 168

31. Please revise throughout this section to state that note holders are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Condensed Consolidated Statement of Cash Flows, page F-29

32. It appears the accrual of interest on your 10.625% /11.375% Senior PIK Toggle Notes due 2016 was reflected as an operating activity in your Consolidated Statements of Cash Flows. In this regard, please confirm that you intend to similarly account for the eventual payment of this accrued interest as an operating activity. For guidance, see ASC 230-10-45-17(d).

Signatures, page II-4

33. Please revise the language preceding signatures of your officers and directors in their individual capacities to follow the language in Form S-4.

Index to Exhibits, page II-5

34. We note that you state that Exhibit 10.22 is included in Exhibit 10.25. However, we are unable to locate Exhibit 10.25. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
      Patrick H. Shannon, Esq.
      Latham & Watkins LLP